FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in mark-to-market book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. and international markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2007, Northbridge’s net premiums written were Cdn$1,076.4 million. At year-end, the company had capital of Cdn$1,420.4 million and there were 1,598 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In 2007, C&F’s net premiums written were US$1,100.9 million. At year-end, the company had statutory surplus of US$1,639.8 million (shareholders’ equity of US$1,293.5 million on a US GAAP basis) and there were 1,373 employees.

Asian insurance

Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2007, Falcon’s net premiums written were HK$168.5 million (approximately HK$7.8 = US$1). At year-end, the company had capital and surplus of HK$460.1 million and there were 88 employees.

First Capital, based in Singapore, writes property and casualty insurance primarily to Singapore markets. In 2007, First Capital’s net premiums written were SGD73.9 million (approximately SGD1.4 = US$1). At year-end, the company had capital and surplus of SGD152.2 million and there were 59 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2007, OdysseyRe’s net premiums written were US$2,089.4 million. At year-end, the company had statutory surplus of US$2,922.8 million (shareholders’ equity of US$2,654.7 million on a US GAAP basis) and there were 635 employees.

Group Re primarily constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re (based in Dublin, Ireland) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as the third party reinsurers. In 2007, its net premiums written were US$251.2 million. At year-end, these companies had combined shareholders’ equity of US$414.8 million.

Runoff

The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance and the Fairmont legal entities placed in runoff on January 1, 2006. At year-end, the merged company had shareholders’ equity of US$1,390.3 million (statutory surplus of US$738.4 million).

The European runoff group consists of RiverStone Insurance UK and nSpire Re. At year-end, this group had combined shareholders’ equity (including amounts related to nSpire Re’s financing of Fairfax’s U.S. insurance and reinsurance companies) of US$1,251.5 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage the U.S. and the European runoff groups. At year-end, TRG/RiverStone had 157 employees in the U.S., located primarily in Manchester, New Hampshire, and 90 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

MFXchange, established in 2002 and based in Parsippany, New Jersey with offices in Toronto, Dallas and Dublin, Ireland, develops and markets a full range of technology products and services for the insurance industry, including the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All companies are wholly owned except for two public companies: 60.2%-owned Northbridge Financial and 61.0%-owned OdysseyRe at December 31, 2007.

(2)	The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure (i.e., excluding a 26.0% interest in ICICI Lombard and investments in Advent and Cunningham Lindsey) includes a number of companies, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), which are not part of these operating groups. These companies had no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

2007 was the best year in our history. For the first time in 22 years, we earned in excess of $1 billion* after tax ($1.096 billion to be exact) or $58.38 per diluted share. Mark-to-market book value grew by 48.7% to $230.01 per share and we ended the year with almost $1 billion in cash and marketable securities in our holding company. We like lumpy but this was as lumpy as we have ever had!

Book value per share has compounded at 26% over the past 22 years and our common stock price has followed at 23% per year. While we are excited about these results, we have some way to go to make up for the biblical seven lean years that you have suffered.

Our major subsidiaries had excellent underwriting and investment results, as shown in the table below.

			Return on
		Net	Average
	Combined	Earnings	Shareholders’
	Ratio	after Tax	Equity

Northbridge	92.3%	$273.3	22.8%
Crum & Forster (US GAAP)	92.2%	$293.2	24.6%
OdysseyRe (US GAAP)	95.5%	$595.6	25.9%

With exceptional profitability in the last two years, our major subsidiaries are very well capitalized and are writing business at net premiums written to statutory surplus of less than 1:1.

The table below shows the growth in book value over the past six years (per share for Northbridge and OdysseyRe) adjusted by including distributions to shareholders.

2001 – 2007
Annual Compound
Growth Rate

Northbridge	21.9%
Crum & Forster (US GAAP)	18.9%
OdysseyRe (US GAAP)	20.8%

These are exceptional results and very few companies in our industry have been able to do better. A big round of applause for Mark Ram, Nick Antonopoulos, Andy Barnard and their management teams together with our investment team at Fairfax and our officers who hold it all together.

Speaking of Nick Antonopoulos, it is with much regret and a tremendous amount of gratitude that I note here that Nick retired at the end of 2007. For the past eight years, four as Chief Operating Officer and the next four as Chief Executive Officer, Nick has been instrumental in the turnaround of C&F. From 1999 when Bruce Esselborn hired Nick at C&F to the end of 2007, C&F’s GAAP book value has increased from $692 million to $1.3 billion after $774 million in dividends and tax sharing payments to Fairfax. Including proceeds of debt financing, C&F has paid a cumulative amount of nearly $1 billion to Fairfax! Truly exceptional performance! While Nick has retired from C&F, he will be helping us in our plans to expand in Europe over time.

C&F will be going forward with Doug Libby as CEO, Joe Braunstein as COO and Mary Jane Robertson as CFO. Joe and Mary Jane have worked with Nick as a very close team in the turnaround of C&F, while Doug joined C&F from Seneca (discussed in last year’s Annual Report).

The headline story for 2007 was our credit default swap (“CDS”) position that we purchased in the past few years. You will remember these are five year swaps (in the main) which, on a mark-to-market basis, were down 75% at the end of 2006. We swallowed hard and purchased some

* Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

more in early 2007. As of June 30, 2007, we had a cost of approximately $341 million for our $18.0 billion notional position which was worth $198 million at market. And then in July and August of 2007, markets changed! The market value of our CDS position exploded to $546 million at the end of September and, including $199 million in realized proceeds, to $1.3 billion at the end of December 2007 as the credit concerns that we have been writing about for the last few years became reality. After December 31, 2007, the market value of our CDS position increased further and as of February 15, 2008, including cumulative realized proceeds of $850 million, was $2.1 billion. Please see the Investments section later in this letter for further details on our CDS position.

Our total investment portfolio had another excellent year in 2007 while we maintained and increased the protection we have built against a 1 in 50 or 1 in 100 year storm in the financial markets. Total interest, dividends and net investment gains in 2007 (including at the holding company) were $2.4 billion or $135.61 per share (amounts and per share amounts in this paragraph are prior to minority interests). Interest and dividend income from our investment portfolios increased by 1.9% to $761 million or $42.99 per share due to a 13% increase in the investment portfolios tempered by lower interest rates. Total net gains (including realized and unrealized gains and losses on our S&P 500 hedges and our credit default swaps, as well as other one-time adjustments) amounted to $1,639 million or $92.62 per share. The total return on our investment portfolios in 2007 (including changes in net unrealized gains) was 14.4% – significantly higher than our long term average of 9.5%. The carrying value of our investment portfolios, net of $1,063 million of liabilities for the S&P 500 hedges, increased by 13% to $19.0 billion or $1,075.50 per share.

In last year’s Annual Report, we discussed the change in our financial objectives going forward from a return on shareholders’ equity objective to a 15% compounding over time of our mark-to-market book value. I mentioned the favourable impact on our rate of compounding of holding some common stock positions for the very long term. I am pleased to say we have identified one position that we feel very comfortable holding for a very long time because of its excellent track record, wonderful culture and decentralized structure of operations.

Johnson & Johnson has perhaps the best long term track record we have come across. They have compounded sales and earnings for the last 100 years in excess of 10% per year. The growth prospects for their products on a worldwide basis are unlimited. We own 5.9 million shares at a cost of $62.29 per share with a market value of $370 million. We think in the next few years, Mr. Market may give us many more opportunities like Johnson & Johnson that we can purchase at attractive prices for the long term. If we choose properly, you may be pleased with our rate of compounding of book value in the future.

While we otherwise had a wonderful year in 2007, we also came to terms with our unsuccessful stewardship of Cunningham Lindsey over the past 20 years. When Chuck Davis from Stone Point expressed interest in becoming a controlling partner of Cunningham Lindsey, we decided it was time to act. We took the company private by purchasing the approximately 15% we did not own at Cdn$3.20 per share, and (while technically retaining the holding company) sold a controlling 51% interest in the Cunningham Lindsey operations to Stone Point and a 4% interest to management, retaining the remaining 45%. We had taken the company public in 1987 at Cdn$10 per share (no splits!) so you can understand what I mean by unsuccessful stewardship!! To really rub salt into the wound, some of you long term shareholders will remember that we purchased Cunningham Lindsey in 1986 for Cdn$2 million cash and 578,000 shares of Fairfax!! We think Chuck and Stone Point bring much better skills to these operations and hope that over time Cunningham Lindsey will do well. We first met Chuck and his partners when they sold us Seneca and our dealings with them were first class. We are very happy to be partners with them.

Please note that even though we consolidate the full Cunningham Lindsey debt of Cdn$125 million on our balance sheet, our arrangements with Stone Point result in our really being responsible for only 50% of it. In the future, Cunningham Lindsey will be equity accounted

FAIRFAX FINANCIAL HOLDINGS LIMITED

in our consolidated statements and thus all goodwill relating to Cunningham Lindsey was eliminated from goodwill on our December 31, 2007 balance sheet.

Early in 2007 Marty Hughes, the CEO of Hub International, came to see us about the potential sale of Hub to Apax. Fairfax was instrumental in forming Hub in Canada in 1998. Under the leadership of Marty and his excellent management team, Hub had grown into a leading North American insurance brokerage. Throughout Hub’s history, Fairfax never sold a Hub share and always supported the management team. When Marty approached us about this going-private transaction, at a fair price to all shareholders, we fully supported him. Hub has been a great partner and we wish Marty, Rick Gulliver and all of their employees much success as they continue to build the company in the future. Fairfax, through its insurance subsidiaries, looks forward to continuing a long and mutually rewarding business relationship with Hub. The sale of our 26% holding (10.3 million shares) at $41.50 per share resulted in a realized gain for us of $221 million.

As mentioned last year, our runoff operations have stabilized, and they did not need any cash from Fairfax in 2007. We continue to feel that our runoff operations will in the future no longer need any cash that will be significant in relation to holding company cash. In fact, Dennis Gibbs is so comfortable with our runoff operations that he has delegated the day to day runoff operations in the U.S. to Bill Gillett and in Europe to Nick Bentley. Dennis will continue to monitor the runoff operations on a strategic basis.

Our Fairfax Asia operations, particularly First Capital, where Ramaswamy Athappan consistently produces outstanding results, and ICICI Lombard, continue to do very well. More on our Asian operations in the MD&A. Kenneth Kwok, who founded Falcon in 1998, is retiring as planned. As mentioned in last year’s Annual Report, Kenneth has taken Falcon from a standing start to an established operation in Hong Kong with an average combined ratio of approximately 100%. We thank Kenneth for his significant contributions and wish him and his family well in retirement. Gobi Athappan, who worked at OdysseyRe for several years and was COO of First Capital (where his father is the CEO), is becoming the Managing Director of Falcon under Sam Chan as CEO.

I have mentioned to you in the past that Fairfax has benefitted significantly from the tremendous loyalty, competence and team approach demonstrated by its Presidents, senior officers and investment principals. Bound by our guiding principles (reproduced for you again in Appendix A), this small group of outstanding individuals is why I am so excited about our long term future.

Last year Francis Chou and we mutually recognized that because of Francis’ excellent long term results, his mutual fund business had become sufficiently large that, unfortunately, it was appropriate that he cease to be an officer of Fairfax. Francis had been with us since 1996 and we have benefitted greatly from his ideas. I know all of our shareholders will join me in wishing Francis and his mutual fund unitholders the very best returns in the future, and we hope that Francis will still allow us to pick his brain occasionally.

The Insurance Cycle

As mentioned in last year’s Annual Report, the insurance cycle is on the downswing, and the decline accelerated in the second half of the year. Until an event happens, like a huge catastrophe or significant losses on the asset side (for example, from asset backed bonds, derivatives or common stock), to remove excess capital from the industry, we expect the soft market to continue and perhaps accelerate downwards. As expected, our net premiums written peaked in 2006 and were down 6% in 2007. We expect our net premiums written to continue to decline in 2008.

Insurance and Reinsurance Operations

				Net Premiums
	Combined Ratio			Written
	Year Ended December 31			% Change in
	2007	2006	2005	2007

Northbridge	92.3%	98.0%	92.9%	(1.5)%
Crum & Forster	93.5%	92.3%	100.9%	(8.0)%
Fairfax Asia	70.4%	78.4%	93.0%	16.5%
OdysseyRe	95.5%	96.5%	117.5%	(4.5)%
Group Re	95.6%	95.7%	132.9%	(20.1)%

Consolidated	94.0%	95.5%	109.4%	(5.5)%

As the table shows, each of our operating companies had excellent combined ratios in 2007, reflecting again adequate pricing and the absence of KRW-type hurricane losses. In 2007, we benefitted from reserve redundancies of 2.3% as our reserves from the past came to help us. In the MD&A, reserve redundancies by company are discussed.

Statutory capital for all three of our major companies increased significantly in 2007. As shown in the table below, they are all very well capitalized. As discussed in the MD&A, our other companies are also well capitalized.

				Net
				Premiums/
	Net Premiums	Statutory		Statutory
	Written	Surplus		Surplus

Northbridge	996.8	1,439.2	(1)	0.7
Crum & Forster	1,100.9	1,639.8		0.7
OdysseyRe	2,089.4	2,922.8		0.7

(1)	Canadian GAAP shareholders’ equity

We have updated the float table for our operating companies that we showed you last year.

				Average
				long
				term
				Canada
			Benefit	treasury
	Underwriting	Average	(Cost)	bond
Year	profit (loss)	float	of float	yield

1986	2.5	21.6	11.6%	9.6%
↕
2003	98.0	4,818.5	2.0%	5.4%
2004	147.4	5,898.7	2.5%	5.2%
2005	(437.5)	7,323.9	(6.0%)	4.4%
2006	212.6	8,212.9	2.6%	4.3%
2007	281.3	8,617.7	3.3%	4.3%
Weighted average since inception			(2.5%)	5.3%
Fairfax weighted average financing differential since inception: 2.8%

Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 4.9% in 2007 at no cost (in fact, we were paid 3.3% on the float in 2007!). Our long term goal is to

FAIRFAX FINANCIAL HOLDINGS LIMITED

increase the float at no cost to our shareholders. This, combined with our ability to invest the float well over the long term, is why we could achieve our objective of a 15% per annum compounding of book value per share over time. The table below shows you the breakdown of our total year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

2003	1,021.1	1,546.9	88.0	2,461.6	5,117.6	1,480.5	6,598.1
2004	1,404.2	1,657.1	119.7	3,498.7	6,679.7	741.3	7,421.0
2005	1,461.8	1,884.9	120.2	4,501.1	7,968.0	788.6	8,756.6
2006	1,586.0	1,853.8	85.4	4,932.6	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,990.4	8,777.5	1,770.5	10,548.0

In 2007, the Canadian insurance float increased by 19.0%, the U.S. insurance float decreased by 2.2%, the Asian insurance float increased by 1.8% and the reinsurance float increased by 1.2%, all at no cost. The runoff float decreased by 14.1% due to the payment of claims and, on a total basis, our float was basically flat at $10.5 billion at year-end 2007. Total float for Fairfax is up 77% over the past five years.

The table below shows the sources of our net earnings (with Cunningham Lindsey equity accounted). This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2007	2006

Underwriting
Insurance – Canada (Northbridge)	78.0	20.5
– U.S.(Crum & Forster)	77.0	86.2
– Asia (Fairfax Asia)	20.3	14.5
Reinsurance – OdysseyRe	94.7	77.0
– Group Re	11.3	14.4

Underwriting income	281.3	212.6
Interest and dividends	604.4	586.1

Operating income	885.7	798.7
Net gains on investments	984.0	666.6
Runoff	187.6	(382.2)
Claims adjusting (Fairfax portion)	5.1	–
Interest expense	(193.8)	(195.7)
Corporate overhead and other	287.3	(11.2)

Pre-tax income	2,155.9	876.2
Income taxes	(708.1)	(483.2)
Non-controlling interests	(352.0)	(165.5)

Net earnings	1,095.8	227.5

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff, and non-insurance operations (Group Re comprises our participation in our subsidiaries’ third party reinsurance programs and in selected third party reinsurance). Claims adjusting shows our equity-accounted share of Cunningham Lindsey’s after-tax results. Also shown separately are net realized gains other than at runoff and the holding company, so that you can better understand our earnings from our insurance and reinsurance operations. Underwriting income again increased to record levels in 2007 – we have never before made $281.3 million in underwriting profit. Investment income at our operating companies increased 3.1% to

$604.4 million, mainly due to larger investment portfolios, and operating income reached another record in 2007 of $885.7 million, in spite of not reaching for yield!

Net gains on investments at our operating companies increased significantly in 2007 to $984.0 million from $666.6 million in 2006. Runoff also had record income due to record net gains on investments, mainly from our credit default swap position held there.

Corporate overhead and other was a positive $287.3 million in spite of continued high legal fees, because of substantial net investment gains and investment income from our holding company’s investment portfolio. Pre-tax income and net earnings were also at record levels.

Reserving

At the end of 2007, all our insurance and reinsurance companies were well reserved. Reserve positions continued to strengthen and are well on their way to the Northbridge standard. Consistent with the pattern in recent years, 2001 and prior reserves are now only 15% of our operating company reserves and runoff reserves are only 20% of total reserves, down from 23% in 2006.

Financial Position

		Pro forma
	December 31,	December 31,	December 31,
	2007	2006(1)	2006

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	963.4	783.6	767.4

Holding company debt	1,063.2	1,181.5	1,202.6
Subsidiary debt	915.0	974.2	981.3
Other long term obligations – holding company	192.6	197.1	197.1

Total debt	2,170.8	2,352.8	2,381.0

Net debt	1,207.4	1,569.2	1,613.6

Common shareholders’ equity	4,121.4	2,799.6	2,720.3
Preferred equity	136.6	136.6	136.6
Non-controlling interests	1,585.0	1,300.6	1,292.9

Total equity and non-controlling interests	5,843.0	4,236.8	4,149.8

Net debt/total equity and non-controlling interests	20.7%	37.0%	38.9%
Net debt/net total capital	17.1%	27.0%	28.0%
Total debt/total capital	27.1%	35.7%	36.5%
Interest coverage	11.3x	5.2x	5.2x

(1)	Balances reflect the adjustment at January 1, 2007 upon adoption of the new accounting standards described in note 2 to the consolidated financial statements.

Cash, short term investments and marketable securities at the holding company rose to almost $1 billion – almost equal to holding company indebtedness after the conversion of our convertible debentures in early 2008. Also, in the first half of 2007, we extended $282.6 million of our holding company debt maturing in 2012 to 2017 and replaced Crum & Forster’s debt maturing in 2013 with debt maturing in 2017, both with investment grade covenants. Our holding company maturities prior to 2017 have been reduced very considerably and should be well within our ability to handle. Finally, our debt/equity and debt/capital ratios dropped

FAIRFAX FINANCIAL HOLDINGS LIMITED

significantly in 2007 and are well within investment grade parameters, even excluding cash and marketable securities at the holding company level. In summary, our financial position strengthened significantly in 2007.

Investments

The table below shows the time-weighted returns (excluding hedging) achieved by Hamblin Watsa Investment Counsel (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our insurance and reinsurance companies, compared to the benchmark index in each case.

	5 Years	10 Years	15 Years

Common stocks	25.9%	18.5%	19.5%
S&P 500	12.8%	5.9%	10.4%

Bonds	10.9%	9.1%	10.1%
Merrill Lynch U.S. corporate (1-10 year) index	4.6%	6.1%	6.5%

2007 was another very good year for Hamblin Watsa’s investment results, even excluding our CDS position which is not included in the results shown above. These results are due to Hamblin Watsa’s outstanding investment team, led by Roger Lace, Brian Bradstreet, Chandran Ratnaswami and Sam Mitchell.

The very significant risks that we identified for you in the past few years have now materialized with a vengeance. In the past year, we have seen a major decline in housing prices and its collateral impact on asset backed bonds, CDOs and other instruments. As the U.S. economy heads into a recession, risk is now being identified and repriced in structured investments based upon automobile loans, commercial real estate loans, credit card receivables, leveraged buyout debt and bank loans.

Hyman Minsky, the father of the Financial Instability Hypothesis, said that history shows that “stability causes instability”. Prolonged periods of prosperity lead to leveraged financial structures that cause instability. We are witnessing the aftereffects of the longest economic recovery (more than 20 years) in the U.S. with the shortest recession (2001). Regression to the mean has begun – but only just begun!

We have witnessed credit spreads widen dramatically for mortgage insurers, bond insurers and junk bonds, reflecting mainly the problems of the housing market. We remain vigilant for the spreading of these risks into all credit markets, because the same loose lending standards and asset backed structures have been applied to these markets. Also, as we have mentioned in the past, we remain concerned about the potential decline in record after-tax profit margins in the U.S. and its impact on stock prices. Of course, the potential impact of the U.S. economy and stock prices on the rest of the world’s economies and stock prices, particularly given that most of the world’s stock markets are trading at close to record highs, is why we continue to protect our portfolios from a 1 in 50 to 1 in 100 year financial storm.

Recently, we came across an interesting observation by the man who provided the intellectual underpinnings of “long term value investing” and to whom we are ever indebted. Ben Graham made the point that only 1 in 100 of the investors who were invested in the stock market in 1925 survived the crash of 1929 – 1932. If you didn’t see the risks in 1925 (very hard to do), it was very unlikely that you survived the crash! We think Ben’s observation may be relevant to what we have experienced in the past five years. We reminded you in our 2005 Annual Report that “Jeremy Grantham of Grantham Mayo said that of the 28 bubbles that they have studied in all asset categories (including gold, silver, Japanese equities and 1929), this recent bubble in the U.S. stock market is the only one that has not completely reversed itself (just as it was about to in 2003, it turned and rebounded).” Caveat emptor!!

In our 2005 Annual Report, we also discussed the Japanese experience from 1989 to 2004 when the Nikkei Dow dropped from 39,000 to 7,600 while yields on 10 year Japanese government bonds collapsed from 8.2% to 0.5%. With the Federal Reserve dropping the Fed Funds rate down to 3% from 5.25%, we might be witnessing a repeat in the U.S. of the Japanese experience. In spite of record low interest rates and record high fiscal deficits, Japan went through years of mild deflation. The feelings at the time in Japan were that they were different and would not allow stock prices and land prices to fall – not dissimilar to the sentiment currently prevailing in the U.S.!!

The assumption in the marketplace that “structure” would eliminate or significantly reduce all risks collapsed as thousands of mortgage structures were downgraded, some from AAA to CCC in a single day. After five years where the average downgrades were less than 1%, in 2007 S&P downgraded nearly 16% of the 36,000+ residential mortgage backed securities it rated. In the marketplace, the prices of many of these asset backed bonds declined significantly in the second half of 2007 and have continued to decline since then. Currently, some AAA subprime mortgage backed bonds are trading at 60¢ on the dollar and some similar AA issues are trading at 25¢ on the dollar. Please remember that there are approximately $3.8 trillion in asset backed and non-Agency mortgage backed securities where the same structuring techniques and “good times” assumptions have been employed to create “highly rated” securities. Only time will tell, but our expectation is that few of these securities will remain unscathed.

As I mentioned earlier in this letter, the headline story for 2007 was our CDS gains. As of February 15, 2008, we had sold a cumulative $3.7 billion ($966 million as of December 31, 2007) notional of our June 30, 2007 $18.0 billion notional CDS position for total proceeds of $850 million ($199 million as of December 31, 2007), approximately 10 times the underlying cost of the contracts (the gain on sale over original cost amounted to $764 million). Surprisingly, we were able to acquire additional five year CDS contracts in the second half of 2007 and early 2008 at reasonable prices. So as of February 15, 2008, we continued to have a grand total of $18.0 billion notional of CDS contracts with a cost of $342 million and a market value of $1,277 million. As we have said repeatedly in our disclosures, these contracts are very volatile, and there is no guarantee that we will ultimately realize any profit on them. Our man of the year is Brian Bradstreet, who first came up with the idea to purchase CDS contracts in 2003 and then implemented it with Enza LaSelva, our fixed income trader. Most companies have hordes of fixed income portfolio managers and traders – we have just two!

We continue to protect our shareholders from a 1 in 50 or 1 in 100 year financial storm by hedging over 80% of our equity exposure against the S&P 500 (mainly), by holding approximately 80% of our investment portfolio in treasury bills and government bonds, and by our $18 billion notional CDS position. We have the ammunition to take advantage of long term opportunities as they come and that could be a significant contributor to shareholder returns in the future.

Our net unrealized gains (losses) by asset class at year-end were as follows:

	2007	2006

Bonds	71.7	(132.6)
Preferred stocks	(0.9)	3.2
Common stocks	300.9	229.7
Investments at equity	77.7	208.9
Real estate	–	1.4

	449.4	310.6

Our common stock investments at year-end broken down by country are shown below at market value.

2007

United States	1,477.7
Canada	838.8
Other	536.0

2,852.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

While we continue to be concerned about the elevated levels of the stock markets of the world, we have found some excellent long term investment values. We have accumulated many positions at attractive prices for the long term, sometimes resulting in Fairfax owning in excess of 10% or 20% of a company’s outstanding shares. While we have to disclose these positions, we should emphasize that we have never taken a hostile position in a company – i.e., a position where we seek to change management. If we did not like the management, we would not have bought the shares in the first place. Activist investors we are not!

Miscellaneous

In last year’s Annual Report, we said that our annual dividend payout, beyond the nominal $2 per share, would reflect the circumstances prevailing at the end of each year. Given our results for 2007 and our holding company cash and marketable securities position, we decided an extra $3 per share dividend was warranted. Thus the dividend payout in 2008 of $5 per share, or approximately 2.2% of year-end book value.

In our 1986 Annual Report, we said, “However, we must add that it is extremely unlikely that we would sell our multiple voting shares even if an offer came in at 100% above the current market price. Thus, our multiple voting shares prevent an investor from getting an attractive one time bonanza.” This was repeated again in our 1995, 1997 and 1998 Annual Reports. This is perhaps another good time to remind you that you suffer from a major negative in that a quick takeover premium is unlikely at Fairfax because I will not sell. For that negative, we hope to perform for you in the long term. Since inception in 1985, our stock price and book value have increased about 100 times. This will not be repeated in the future, but the first objective in our guiding principles is that we expect to compound mark-to-market book value per share at 15% annually over the long term – although definitely not every quarter or every year!!

Also, it is appropriate to remind you that it is extremely unlikely that we would sell any of our insurance or reinsurance companies, irrespective of price. Properly run insurance or reinsurance companies can be excellent investments and we will not trade an insurance company that we have known for a long period of time, even at an attractive price, for the possibility of buying another one someday at a cheaper price. What we own now, we expect to own forever!

In 2007, Fairfax and its subsidiaries made over $7 million of charitable donations, benefitting a variety of charities in North America. We are extending our policy of “1% of pre-tax income donated to charities” across all our operations worldwide. Since this program began in 1991, we have made over $40 million of charitable donations. In a free enterprise world, customers, employees, shareholders and communities can benefit from the success of an individual business.

It is with much sadness that we record the passing of Robbert Hartog, our founding director and friend for the past 22 years, at the age of 89. As I mentioned to you when he retired in 2005, there was little that we did without bouncing it off Robbert and he kept us on our toes for the past two decades. We will miss him greatly.

We are pleased to welcome Alan Horn to our Board of Directors. Alan was the CFO of Rogers Communications for ten years before becoming its Chairman in 2006, and he will succeed Paul Murray as the Chair of the Audit Committee.

We will very much look forward to seeing you at the annual meeting in Toronto at 9:30 a.m. on Wednesday, April 16, 2008 in the Glenn Gould Studio at the Canadian Broadcasting Centre, 250 Front Street West. Our Presidents, the Fairfax officers and the Hamblin Watsa principals will all be there to answer any and all of your questions.

I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2007. We look forward to continuing to build shareholder value for you over the long term.

March 7, 2008

V. Prem Watsa
Chairman and Chief Executive Officer

APPENDIX A

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)	We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)  We always want to be soundly financed.

3)  We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!